Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Stonegate Mortgage Corporation 2013 Non-Employee Director Plan of our report, dated September 6, 2013, with respect to the consolidated balance sheet of Stonegate Mortgage Corporation (the “Company”), and the related consolidated statements of operation, changes in stockholders’ equity, and cash flows for the six-month period ended June 30, 2013, which report appears in the prospectus dated October 10, 2013, filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Company’s Registration Statement on Form S-1, as amended (File No. 333-191047).

/s/ KPMG LLP

KPMG LLP

November 22, 2013